# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Lyell Immunopharma, Inc., CIK 0001806952
CUSIP: 55083R203
Title of class of securities: Common Stock, par value $0.0001
Address of issuer's principal executive offices: 201 Haskins Way, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 05/18/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001140361-25-042006
Filed by CIK 0002095697

## Reporting persons
- Innovative Cellular Therapeutics Holdings Limited: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 3,000,000; shared voting power 0; sole dispositive power 3,000,000; shared dispositive power 0; aggregate amount beneficially owned 3,000,000 (12.3% of the class)
  Comment: (1) This percentage is calculated based upon 24,434,087 shares of Common Stock outstanding, representing the 23,334,087 shares reported outstanding as of May 1, 2026 on the cover of the Issuer's most recent Quarterly Report on Form 10-Q (for the quarter ended March 31, 2026), plus the 1,100,000 shares of Common Stock that the Reporting Person became entitled to receive as described herein (which shares are deemed outstanding for purposes of calculating the Reporting Person's beneficial ownership percentage).

## Item 1. Issuer
Name of issuer: Lyell Immunopharma, Inc.
Address of issuer's principal executive offices: 201 Haskins Way, South San Francisco, California 94080

## Item 2. Person Filing
Name of person filing:
This Schedule is filed by Innovative Cellular Therapeutics Holdings Limited, a Cayman Islands exempted company incorporated with limited liability (the "Reporting Person").
Address of principal business office or, if none, residence: 190 Elgin Avenue, George Town, Grand Cayman KY1-9008
Citizenship: Cayman Islands. See Row 4 of the cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 3,000,000 shares of Common Stock. See Row 9 of the cover page.
Percent of class: approximately 12.3%. See Row 11 of the cover page.
Sole power to vote or to direct the vote: 3,000,000. See Row 5.
Shared power to vote or to direct the vote: 0. See Row 6.
Sole power to dispose or to direct the disposition: 3,000,000. See Row 7.
Shared power to dispose or to direct the disposition: 0. See Row 8.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Innovative Cellular Therapeutics Holdings Limited: /s/ Lei Xiao, Lei Xiao / Chief Executive Officer (06/18/2026)
Comment: This Amendment No. 1 to Schedule 13G (this "Amendment") amends and supplements the Schedule 13G originally filed with the Securities and Exchange Commission on November 13, 2025 (the "Original Schedule 13G"), by Innovative Cellular Therapeutics Holdings Limited (the "Reporting Person") with respect to the common stock, par value $0.0001 per share (the "Common Stock"), of Lyell Immunopharma, Inc. (the "Issuer"). This Amendment is being filed to report that, on May 18, 2026, upon the achievement of a development milestone under the License Agreement, dated November 6, 2025, between the Issuer and the Reporting Person, the Reporting Person became entitled to receive, and acquired the right to acquire, an additional 1,100,000 shares of Common Stock. The Reporting Person is deemed to have acquired beneficial ownership of such shares on the date its right to receive them became fixed, thereby increasing the Reporting Person's aggregate beneficial ownership to 3,000,000 shares of Common Stock (approximately 12.3% of the class) and causing the Reporting Person to beneficially own more than 10% of the outstanding Common Stock. Except as expressly amended and supplemented by this Amendment, the Original Schedule 13G remains in full force and effect. Capitalized terms used but not defined herein have the meanings ascribed to them in the Original Schedule 13G.